SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

28 November 2007

Our interim report and our annual report on Form 20-F are available on our website at www.airfranceklm-finance.com or on the website maintained by the SEC at www.sec.gov. You may also request a copy of our interim report, which includes our six-month financial results, or of our annual report on Form 20-F, which includes our complete audited annual financial statements, at no charge, by calling our investor relations department at +33 1 41 56 75 14 or writing to Air France-KLM – Investor Relations Department, 45 rue de Paris, 75747 Roissy CDG, Cedex, France.

Activity report

April-September, 2007

Société anonyme with share capital of 2,385,379,574 euros

Registered offices: 2, rue Robert Esnault-Pelterie, 75007 Paris, France

Mailing address: 45, rue de Paris, 95747 Roissy CDG Cedex, France

Paris Trade and Company Register: 552 043 002

Activity report April-September, 2007 | Air France-KLM             1

Key figures

Revenues	Operating income
((In euro billion)	(In euro billion)

Breakdown of revenues by activity	Breakdown of operating income by activity
(In euro billion)	(In euro million)

2            Activity report April-September, 2007 | Air France-KLM

Key figures

Net income, group share	Financing of investments
((In euro billion)	(In euro billion)

Balance sheet
(In euro billion)

➢ Net debt	➢ Gearing ratio

Activity report April-September, 2007 | Air France-KLM            3

Corporate

governance

Board of Directors

At September 30, 2007, the Board of Directors was unchanged on the Board at March 31, 2007 and comprised 15 members:

♦	10 directors appointed by the Shareholders’ Meeting;

♦	2 representatives of the employee shareholders appointed by the Shareholders’ Meeting;

♦	3 representatives of the French State appointed by ministerial decree.

➢	Experience and training of members of the Board of Directors

Board of Directors experience				Principal professional experience
Director	Age at 09/30/2007	Date appointed to Board	Experience at 09/30/2007	Sector	Experience in the sector	Current position
Jean-Cyril Spinetta (2)	64 years	09/23/1997	10 years	Public Sector Air Transport (Air Inter and Air France)	14 years	Chairman and CEO of Air France-KLM and of Air France

Leo van Wijk (2)	61 years	06/24/2004	3.5 years	Air Transport (KLM)	36 years	President and CEO of KLM until March 31, 2007

Patricia Barbizet (2)(4)	52 years	01/03/2003	4.5 years	Industry (Renault, Pinault group)	30 years	Chief Executive Officer and Director of Artemis

Bruno Bézard (1)	44 years	03/14/2007	6.5 months	Public Sector	19 years	Director of the French State Treasury Holdings Agency

Frits Bolkestein	73 years	11/22/2005	1.5 years	Industry (Shell) and Public Sector (Dutch Parliament and European Commission)	16 years 26 years	—

Jean-François Dehecq(1)(4)	67 years	01/25/1995	12.5 years	Industry (SNPA and Sanofi)	42 years	Chairman of the Board of Directors of Sanofi-Aventis

Jean-Marc Espalioux (3)(4)	55 years	09/14/2001	6.5 years	Services (CGE, Accor)	20 years	Chairman and CEO of Financière Agache Investissement

Pierre-Henri Gourgeon	61 years	01/20/2005	2.5 years	Aeronautics and Air Transport	36 years	Deputy Chief Executive Officer of Air France-KLM and Chief Operating Officer of Air France

Claude Gressier(2)	64 years	06/24/2004	3.5 years	Public Sector	39 years	President of the Department of Economic Affairs, Counsel General for Public Works

4            Activity report April-September, 2007 | Air France-KLM

Corporate governance

Executive Committee

Board of Directors experience				Principal professional experience
Director	Age at 09/30/2007	Date appointed to Board	Experience at 09/30/2007	Sector	Experience in the Sector	Current position
Philippe Josse (2)	47 years	05/16/2006	17 months	Public Sector	11 years	Director of Budget

Floris Maljers (1)	74 years	06/24/2004	3.5 years	Industry (Unilever)	35 years	Chairman of the Board of Directors of the Rotterdam School of Management

Didier Le Chaton (1)(2)	56 years	01/26/2006	21 months	Air Transport (Air France)	31 years	Flight captain

Cornelis van Lede (3)	65 years	06/24/2004	3.5 years	Industry (Shell, Akzo, Dutch Industry Federation) Consultancy (McKinsey & Company)	36 years	Chairman of the Board of Directors of INSEAD

Christian Magne (1)(2)	55 years	09/14/2001	6.5 years	Air Transport (Air France)	33 years	Finance executive

Pierre Richard (1)(3)	66 years	10/20/1997	10.5 years	Banking (CDC, Crédit Local de France)	24 years	Chairman of the Dexia Board of Directors

(1)	Member of the audit committee.
(2)	Member of the strategy committee.
(3)	Member of the remuneration committee .
(4)	Member of the appointments committee.

Executive Committee

Pursuant to the agreements concluded between Air France and KLM at the time of the merger, the Strategic Management Committee, which had been responsible for managing the Group since May 2004, was replaced by an Executive Committee, which assumed its functions on October 1, 2007.

The Executive Committee comprises 11 members who fulfill responsibilities at the level of the Air France-KLM group while retaining their functions within each company.

Activity report April-September, 2007 | Air France-KLM            5

Corporate governance

Stock market and shareholders

➢	Experience and training of members of the Group’s Executive Committee

Professional experience
Members	Age	Sector	Experience
Jean-Cyril Spinetta Chairman and CEO of Air France-KLM and of Air France	64 years	Air Transport (Air Inter and Air France)	14 years

Leo van Wijk Vice-Chairman of Air France-KLM	61 years	Air Transport (KLM)	36 years

Pierre-Henri Gourgeon Deputy Chief Executive Officer of Air France-KLM and Chief Operating Officer of Air France	61 years	Aeronautics and Air Transport	36 years

Philippe Calavia Senior Executive Vice President, Finance, of Air France-KLM and Chief Financial Officer of Air France	59 years	Banking Air Transport (Air France)	6 years 9 years

Peter Hartman President and CEO of KLM	58 years	Air Transport (KLM)	34 years

Alain Bassil Senior Vice President, Maintenance, of Air France and of the Air France-KLM group	52 years	Air Transport (Air France)	27 years

Christian Boireau Senior Vice President, Marketing France, Air France	57 years	DDE – French Departmental Directorate for Equipment Air Transport (Air Inter and Air France)	5 years 26 years

Frédéric Gagey Senior Executive Vice President, Finance, KLM and Senior Vice President, Fleet and Purchasing, of the Air France-KLM group	51 years	Air Transport (Air Inter, Air France and KLM)	13 years

Bruno Matheu Senior Vice President, Marketing, Revenue Management and Networks, of Air France and of the Air France-KLM group	44 years	Air Transport (UTA and Air France)	21 years

Erik Varwijk Senior Vice President, International Marketing, KLM and of the Air France-KLM group	46 years	Air Transport (KLM)	18 years

Michael Wisbrun Executive Vice President of Air France-KLM Cargo	55 years	Air Transport (KLM)	29 years

Stock market and shareholders

Stock market performance

During the first half to September 30, 2007, the Air France-KLM stock, a CAC 40 component since June 18, encountered some significant profit-taking. After rising steadily early in the year, culminating in a June 4 high of 39.40 euros on the announcement of its inclusion in the CAC 40, the stock was hit by the financial crisis which destabilized the markets over the summer and by the increase in the oil price. During the first half, the stock declined by 24.5% compared with a 12.2% fall in the European Air Transport index and a 1.2% rise in the CAC 40. Over the first nine months of the year, the fall was 19.2%. However, it should be noted that the stock has more than doubled since the combination between Air France and KLM.

6            Activity report April-September, 2007 | Air France-KLM

Corporate governance

Shareholder structure

	2007-08 First half	2006-07 Financial year	2005-06 Financial year	2004-05 Financial year
Share price high (In euros)	39.40	36.30	20.50	15.33
Share price low (In euros)	24.32	15.93	11.78	11.28
Share price at the end of the period	25.77	34.15	19.43	13.87
Number of shares in circulation	280,626,346	269,398,500	269,383,518	269,383,518
Market capitalization at the end of the period
(In euro billion)	7.2	9.2	5.2	3.7

Share capital

At September 30, 2007, the share capital of Air France-KLM comprised 280,626,346 shares, all in circulation. Between April 1 and September 30, 1.26 million shares were issued in exchange for warrant exercise (BASAs). Note that, on March 31, 2007, 14.5 million BASAs had been exercised, giving rise to the creation of 9.98 million shares, which entered into circulation in April 2007. In total, of the 45 million BASAs issued in May 2004 within the framework of the KLM share exchange, some 28.7 million remained outstanding at September 30, 2007, conferring entitlement to 19.8 million shares. At the November 6, 2007 expiry date, 28.4 million BASAs were exercised giving rise to the issue of 19.6 million new shares. In total, 99.3% of the BASAs issued have been exercised. The terms of the exchange were as follows: three warrants and 40 euros conferring the right to 2.066 shares. The capital of Air France-KLM henceforth comprises 300,219,278 shares.

Securities conferring entitlement to shares

Bonds convertible and/or exchangeable into Air France-KLM new or existing shares (OCEANEs)

In April 2005, Air France issued 21,951,219 bonds convertible and/ or exchangeable into new and/or existing Air France-KLM shares, with a 15-year maturity, for a total sum of 450 million euros. These bonds, convertible and/or exchangeable at any time until March 23, 2020, have a nominal unit value of 20.5 euros, an attribution ratio of 1.03 shares for one bond and a maturity date of April 1, 2020. The annual coupon is 2.75%, paid annually in arrears on April 1. At September 30, 2007, 510 bonds had been converted giving rise to the creation of 525 shares.

Shareholder structure

(In %)	2007-08 First half	2006-07 Financial year	2005-06 Financial year	2004-05 Financial year
Number of shares	280,626,346	269,398,500	269,383,518	269,383,518
French State	17.8	17.9	18.6	23.2
Current and former employees	10.6	11.3	14.1	11.7
Treasury stock	0.6	0.7	1.5	2.4
Free float	71.0	70.1	65.8	62.7

At September 30, 2007, French residents held 63.5% of the share capital and non-residents 36.5%. Of the French resident shareholders, in addition to the French State (50 million shares) and employees (29.8 million shares), individual shareholders represented 8.7% of the share capital with 24.4 million shares and institutions 26.6% with 73.9 million shares. Non-residents held 102.4 million shares. The breakdown of non-residents was as follows: North America 44.6% or 16.3% of the capital, Europe 48% or 17.5% of the capital, Asia 6.8% or 2.5% of the capital and the rest of the world 0.6% or 0.2% of the capital.

Activity report April-September, 2007 | Air France-KLM            7

Market

and environment

After the setback caused by the September 11, 2001 terrorist attacks, it was to take the global air transport industry six long years to return to positive net margins. Between 2001 and 2006, this sector accumulated total net losses of around 42 billion dollars. According to the latest estimates from IATA (September 2007), our industry should record net income of around 5.6 billion dollars in 2007 (2006: -$0.5bn) for an operating margin of 3.3%. This recovery is all the more remarkable in that it was achieved within the context of a sharp rise in the oil price. Whereas, in 2001, the fuel bill amounted to 43 billion dollars, representing 13% of total operating expenses, at the end of 2007 it should stand at 132 billion dollars, accounting for some 28% of operating expenses. Faced with this dramatic increase in the proportion of costs represented by fuel, the industry has responded and continues to respond with the implementation and pursuit of cost saving plans as well as significant productivity gains (labor productivity, fleet fuel efficiency, use of aircraft, etc.).

Within this difficult environment, the airlines have based their development on the growth in passenger traffic. According to IATA forecasts (October 2007), passenger traffic should show steady growth between 2007 and 2011, both internationally and in a number of domestic markets: the expectation is for overall demand growth of 5% annually.

After drastic restructuring plans and capacity reductions in the US domestic market, and despite the ‘sub-prime’ crisis, the traditional North American carriers should show, for the 2007 fiscal year, a positive financial situation with net income of around 2.7 billion dollars compared with losses of 6.7 billion two years earlier. Between 2007 and 2011, the airlines in this zone should see average annual growth of 4.2% in the number of passengers carried internationally.

Airlines in the Middle East and Asia/Pacific zones should record the strongest growth in passengers carried internationally with, respectively, +6.8% and +5.9% per year between 2007 and 2011.

The traffic measured in RPK (revenue passenger kilometers) and capacity measured in ASK (available seat kilometers) of the traditional European carriers increased by 5.3% and 4.4%, respectively, in 2006, slower growth than in 2004 and 2005. According to AEA forecasts for 2007, the growth in these same key indicators will be of the order of 6.2% and 5.3%. The passenger load factor reached 76.6% in 2006 and increased by a further 1.2 points year-on-year to 77.8% in the first 9 months of 2007.

In 2006, the European industry recorded an operating surplus of around 2.2 billion euros for a gross operating margin of 3.3%, of which more than half was generated on the North Atlantic routes. In 2007, AEA estimates show the gross operating margin reaching 4.1%.

The financial situation of the European airlines is, thus, positive overall but there are some marked differences between the players. While the four leading European companies, Air France-KLM, British Airways, Lufthansa/Swiss and Iberia are benefiting from the strong global economic environment to return positive results with the majority increasing their earnings, the results from the smaller companies are less good.

8            Activity report April-September, 2007 | Air France-KLM

Highlights

Environment

The main events arising between April and September 2007 were as follows:

♦	After a slight fall in April and May, the oil price returned to a virtually steady upwards path, moving from 68.74 dollars a barrel on April 2 to 79.17 dollars at the end of September. This increase accelerated in October with oil crossing the 90 dollar threshold intraday on October 19, a 49% increase on the beginning of the year. Since then, the oil price has approached 100 dollars a barrel.

♦	Over the same period, the dollar weakened, moving from a parity of 1.317 against the euro at the beginning of the year to 1.426 on October 19 (-8.3%). The Japanese currency also fell.

♦	The summer of 2007 was also characterized by the US sub-prime crisis, which destabilized the financial markets.

♦	Despite this environment, world-wide air passenger transportation remained very strong. The first half (April – September) again recorded a very buoyant level of activity, in terms of both traffic and revenues. The month of July saw a record average load factor of 82.2% for AEA (Association of European Airlines) member airlines. Furthermore, the cargo activity has also seen a recovery since June with traffic up strongly although unit revenues remain under pressure.

♦	Finally, the Open Skies agreement signed in April 2007 between Europe and the United States, to come into application as of late March 2008, will open new development opportunities.

Air France-KLM

♦	The Group has seen very strong passenger activity and a recovery in the cargo activity in terms of traffic since last June, in line with the economic environment.

♦	With the gradual opening of satellite S3 as of last June, Air France is starting to dispose of the airport infrastructure consistent with its objectives for service quality and growth.

♦	The Group took the decision to accelerate the withdrawal of the Boeing 747-400s from its fleet and their replacement by Boeing 777-300s in order to reduce its fuel consumption and emissions.

♦	On June 18, 2007, Air France-KLM was included in the CAC 40 and, for the third consecutive year, the stock was selected for the two Dow Jones sustainable development indices.

Activity report April-September, 2007 | Air France-KLM             9

A strategy

of profitable growth

The Air France-KLM group is pursing a strategy of profitable growth in leveraging the fundamental strengths arising from the complementarities between Air France and KLM in their three principal activities (passenger, cargo and maintenance) and the significant synergies in terms of both revenues and costs. Within the framework of the merger between the two companies, this objective is combined with a pragmatic approach, tailored to the needs of each activity. In passenger transport, the Group has implemented coordination between networks and teams but has retained the two separate brands, Air France and KLM. In cargo, a common management structure, the Joint Cargo Team, has been established to manage sales, distribution, marketing and the network and to coordinate strategy and development. In aeronautics maintenance, the Group chose to create centers of technical excellence based on the competences of each company.

The Group’s growth strategy goes hand in hand with rigorous cost control, reflected in three-year cost savings plans.

A powerful, balanced network

The Air France-KLM group has the largest network between Europe and the rest of the world. Of the 178 long-haul destinations operated by AEA member airlines (Association of European Airlines) in the 2007 summer season, Air France-KLM accounts for 111 or 62% of the total compared with 48% for British Airways and 44% for Lufthansa and Swiss. The Group also offers 42 unique destinations which are served by neither British Airways nor Lufthansa.

Finally, given its presence in all the major markets, the Group’s network is balanced. No one market dominates, with the first market representing just 26% of revenues.

Two coordinated hubs at developing airports

The Group’s network is coordinated around the intercontinental hubs, Roissy-Charles de Gaulle and Amsterdam-Schiphol, which are two of the four largest transfer platforms in Europe. Furthermore, these hubs which combine connecting with point-to-point traffic, are organized around airports with significant potential to develop in line with air traffic growth, further strengthening the role of the large intercontinental hubs. As of June 2007, and through to 2012, Air France will benefit from the gradual opening of new airport infrastructure which will enable it to provide an excellent level of passenger service and make Roissy-Charles de Gaulle a European reference model.

A global alliance to strengthen the network

Air France and KLM play a lead role in SkyTeam, the number two global alliance in terms of market share. Bringing together ten European, American and Asian airlines, SkyTeam enables the Group to respond to market needs and withstand competition in both passenger and cargo transportation. In 2006, Aeroflot joined Aeromexico, Air France, Alitalia, Continental, CSA Czech Airlines, Delta Airways, KLM, Korean Airways and Northwest Airlines. In November 2007, China Southern joined the SkyTeam alliance.

10            Activity report April-September, 2007 | Air France-KLM

A strategy of profitable growth

A modern fleet

The Group makes an ongoing commitment to investing in new aircraft and currently operates one of the most rationalized and modern fleets in the sector. Such investment has a triple advantage. With an up-to-date fleet, the Group offers a greater degree of passenger comfort, achieves substantial fuel savings and respects its sustainability commitments in limiting noise disturbance for local residents and greenhouse gas emissions.

An innovative product offer

Air France-KLM puts the customer at the heart of its strategy in offering not only the best network world-wide in terms of destinations and frequencies but also in developing innovative products. This innovation is seen in fare combinality, which multiplies the routing possibilities and gives access to attractive fares, in the joint frequent flyer program, Flying Blue, born of the merger of the Air France and KLM loyalty programs, in e-services or in the development of cabin services.

Synergies and cost savings plans to bolster the Group’s profitability

The complementarity between the two airlines enables the release of significant synergies. Originally estimated at 495 million euros after five years (2008-09), such synergies have been regularly upgraded with the most recent estimate standing at 750 million (+51.5%) over the same period. Furthermore, there will be new synergies to add to this total thanks, particularly, to the integration of IT which will be gradually undertaken through to 2010-11. At the end of this period, cumulative synergies should reach one billion euros.

In parallel, in order to manage costs more effectively, the two airlines have established a joint 3-year cost savings plan which includes the 212 million euros of cost synergies still to come. Challenge 10, launched on April 1, 2007, is targeting total savings of 1.4 billion euros, equating to a unit cost reduction of 3% by the close of the 2009-10 financial year.

A key performance indicator

Air France-KLM has chosen return on capital employed as its key performance indicator, since it is relevant for an industry which is investing heavily. In effect, this ratio measures the return on capital invested by expressing operating income as a percentage of the average capital employed. The comparison of this ratio with the cost of capital shows whether or not the Group has created value for its shareholders.

The capital invested is calculated from shareholders’ funds restated for the KLM pension fund surplus and the valuation of derivative instruments to which net debt and operating leases capitalized at 7 times are added. As a consequence of this last restatement, operating income is also restated for the portion of financial charges in operating leases (34%).

The Group has a post-tax return on capital employed target of 8.5% for the 2009-10 financial year compared with an estimated cost of capital of 7%.

Activity report April-September, 2007 | Air France-KLM            11

Strongly higher

first half

to September 30

The Air France-KLM group recorded a strong progression in results for the first half of the 2007-08 financial year. Revenues rose by 4.2% after a negative currency impact of 2.3%, to 12.43 billion euros (11.93 billion at September 30, 2006) for production measured in equivalent available seat kilometers (EASK) up by 5.4%. Unit revenue per EASK was virtually unchanged (-0.3%) and increased by 2.0% excluding the currency impact.

Operating income increased by 16.5% to 1.14 billion euros (0.98 billion at September 30, 2006), with 415 million coming from the first quarter (+1%) and 725million from the second quarter (+27.6%). The slow first quarter growth was due to significant adverse calendar effects and to the French presidential and legislative elections which led to a slowdown in business traffic during May 2007.

In April 2007, the Group launched Challenge 10, a three-year cost savings program, whose objective is to reduce unit costs by 3% excluding fuel by the end of the period. This plan to achieve a total saving of 1.4 billion euros, is based on savings in four main areas. The first is linked to fleet renewal. Air France has decided to accelerate the replacement of its Boeing 747-400s by Boeing 777-300s which will enter the fleet between 2007 and 2013. The saving over the three first years is estimated at 340 million euros, of which 235 million on fuel and 105 million on maintenance.

“Challenge 10” schedule over three years

The second source of savings, amounting to 100 million euros, is the continued reduction in travel agent commissions abroad and the renegotiation of GDS costs.

A further 280 million euros of savings is expected to come from procurement, thanks to the integration of the Air France and KLM purchasing functions and the definition of common specifications for both companies.

The final and largest source of savings, or some 680 million euros, concerns productivity efforts and process improvement through the non-replacement of retirees, the integration of the marketing teams abroad and, finally, the gradual integration of IT systems.

12            Activity report April-September, 2007 | Air France-KLM

Strongly higher first half to September 30

At September 30, 2007, the amount of savings achieved (236 million euros) enabled a reduction in unit costs measured per EASK (equivalent available seat kilometers) of 1.4% and 1% on a constant currency and fuel price basis, in line with the Challenge 10 objective.

Net income, group share amounted to 1.15 billion euros, an increase of 86.2% on the previous year (617.7 million at September 30, 2006) after proceeds of 284 million on Amadeus and taxation of 346 million euros. Diluted earnings per share stood at 3.73 euros, 73% higher than in the previous year.

Outlook for the current year

Taking into account the level of forward bookings for the coming months and in spite of the impact of the Air France cabin crew strike, estimated at 60 million euros, we confirm our objectives for the full financial year 2007-08 of a return on capital employed of 7% as well as a further increase in operating income.

Activity report April-September, 2007 | Air France-KLM            13

Activities

Passenger activity

The Air France-KLM group’s passenger activity remained very dynamic throughout the 2007-08 first half with traffic up by 5.2% for a capacity increase of 5%. The load factor improved by 0.2 of a point to a record 83%, well above the AEA average of 79.3% for the same period. The Group continued its development in strategic markets such as Latin America and Asia by strengthening its offer.

With a fleet of 589 passenger aircraft, of which 570 in operation, the Group carried nearly 40 million passengers, 3% more than in the 2006-07 first half, and generated revenues of 9.93 billion euros (+4.7% after a negative currency effect of 2.3%).

At CDG on June 27, the new S3 boarding satellite was opened to the public. With a total handling capacity of 8.5 million passengers and directly connected to terminals 2E and 2F, satellite S3 enables the number of gate-parked aircraft to be increased, allows for dedicated connecting channels and is equipped with an integrated baggage sorting system. It has also been designed to facilitate the fastest-possible boarding and deplaning of A380 passengers.

This new infrastructure will be completed, in April 2008, by the reopening of the terminal 2E boarding pier, taking its passenger handling capacity back up to 8.5 million. Finally, in autumn 2008, a terminal dedicated to Air France’s regional airlines, with a passenger handling capacity of 3 million, will come into service. With this new airport infrastructure, Air France-KLM plans to make CDG the leading European hub.

In September, the SkyTeam alliance welcomed three new Associate Airlines, Air Europa (Spain) Copa Airlines (Panama) and Kenya Airways (Kenya), offering 47 new destinations and nearly 500 additional daily flights. Furthermore, following the Open Skies agreement between Europe and the United States, signed last April, the six European and American companies excluding Continental in SkyTeam filed a request with the US Department of Transportation for antitrust immunity to be extended for their trans-Atlantic services. The requested extension will enable the six carriers to harmonize their offer, services and fares on departures from the United States.

➢	Buoyant activity across all the networks

	Capacity in ASK		Traffic in RPK		Load factor		Nbr of passengers		Scheduled passenger revenues
	(In millions)		(In millions)		(In %)		(In thousands)		(In €m)
First half to September 30	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Europe	30,125	29,155	22,454	21,835	74.5	74.9	27,810	27,251	3,754	3,673
North and Latin America	42,967	38,930	37,429	34,496	87.1	88.6	5,090	4,730	2,334	2,174
Asia/Pacific	27,409	25,644	24,053	22,511	87.8	87.8	2,782	2,601	1,504	1,357
Africa/ Middle East	17,487	17,584	14,102	13,664	80.6	77.7	2,691	2,605	1,263	1,190
Caribbean/ Indian Ocean	12,767	13,255	10,541	10,690	82.6	80.6	1,443	1,482	594	576
Total	130,755	124,566	108,580	103,196	83.0	82.8	39,817	38,669	9,449	8,970

14            Activity report April-September, 2007 | Air France-KLM

Activities

Passenger activity

The long-haul network covers 118 destinations (115 destinations during the 2006 summer season) in 69 countries. Supported by global growth, traffic on this network confirmed its dynamism, showing growth of nearly 6% on the 2006-07 first half. The load factor gained one point to 86%, after a 5.5% increase in capacity. The number of passengers carried amounted to 12 million (+5%). Revenues generated on this network rose by 7.5% to 5.69 billion euros and represented 60% of total scheduled passenger revenues as at September 30, 2006.

The contribution of this network was very little changed on last year, representing 79% of the Group’s traffic and 77% of capacity.

The Americas network is the Group’s first network, representing around one third of traffic and capacity. It recorded a traffic increase of 8.5% for capacity up by 10.4%, resulting in a 1.5 point fall in the load factor which, however, remained at a very high 87.1%. The number of passengers increased by 7.6% to 5.1 million. Revenues were affected by dollar weakness but nonetheless showed 7.4% growth to 2.33 billion euros (2.17 billion at September 30, 2006).

Asia, the Group’s second network (around 22% of traffic and capacity) remained buoyant, with an increase in traffic and capacity of around 7%. The load factor thus remained stable at 87.7%. The number of passengers also increased by 7% to 2.7 million. Revenues increased by nearly 11% to 1.5 billion euros (1.35 billion at September 30, 2006).

Nearly 2.7 million passengers (+3.3%) were carried on the Africa-Middle East network, the Group’s third long-haul network, during this half. It represents around 13% of the Group’s capacity and traffic. Traffic on this network increased by 3.2% for capacity down by 0.6%, resulting in a 2.9 point improvement in the load factor to 80.6%. Revenues rose by 6% to 1.26 billion euros (1.19 billion euros at September 30, 2006).

The Caribbean and Indian Ocean network is the Group’s fourth long-haul network. It accounts for 10% of the overall traffic and capacity. Despite a fall in traffic (-1.4%) and capacity (-3.7%), the network recorded a modest revenue increase (3%) to 594 million euros.

The medium-haul network covers Europe including France and North Africa. It totals 122 destinations in 36 countries. This network principally links Europe to the rest of the world thanks to the Group’s two hubs. The French domestic market is mostly served out of Orly, notably thanks to the Navette shuttle, connecting Paris with the main regional cities in France.

The second of the Group’s networks in terms of capacity, it represents a little over 20% of capacity and traffic but 70% of passengers and 40% of revenues. In effect, 27.8 million passengers traveled on these routes (+2.0%), generating revenues of 3.75 billion euros, up by 2.2% (3.67 billion at September 30, 2006).

➢	Key figures for the passenger activity

First half to September 30	2007	2006	2005
Number of passengers (In thousands)	39,817	38,669	36,657
Total passenger revenues (In €m)	9,933	9,486	8,600
Scheduled passenger revenues (In €m)	9,449	8,970	8,088
Unit revenue per RPK (In € cts)	8.70	8.69	8.34
Unit revenue per ASK (In € cts)	7.23	7.20	6.83
Unit cost per ASK (In € cts)	6.36	6.43	6.24
Operating income (In €m)	1,044	868	601

Unit revenue per RPK (revenue passenger kilometer) and per ASK (available seat kilometer) increased by 0.1% and 0.4% respectively, and by 2.4% and 2.6% excluding currency impact on the period to September 30, 2006. The unit cost fell by 1.2% over the same period and by 0.5% on a constant currency and fuel price basis.

Activity report April-September, 2007 | Air France-KLM            15

Activities

Cargo activity

Developments

On October 17, 2007, Air France and Delta concluded a joint venture agreement on the North Atlantic, the first step towards the implementation of a trans-Atlantic joint venture between Air France, KLM, Delta and Northwest.

As of April 2008, this joint venture will apply to all non-stop trans-Atlantic flights and to connections between the hubs of the two companies as well as to the flights the two airlines will be introducing out of London Heathrow. In effect, the Open Skies agreement signed between the United States and Europe in April 2007, to come into effect as of April 2008, will give new airlines access to Heathrow airport. Thus Delta will launch three flights to Heathrow out of New York and Atlanta and Air France one flight to Los Angeles. As of 2010, the scope of this joint venture will be extended to Canada and Mexico and the Mediterranean basin and will concern all the trans-Atlantic flights.

Cargo activity

The cargo activity has had to content with a difficult operating environment over the past year and, despite an upturn in traffic since June, unit revenue remains under pressure. In the six months to September 30, 2007, traffic increased by 3.8% for capacity up by 1.5%. The load factor gained 1.4 points to 66.3%. There was a 4.4% rise in tonnage transported to 751,000 tons.

	Capacity in ATK		Traffic in RTK		Load factor		Nbr of tons		Cargo revenues
	(In millions)		(In millions)		(In %)		(In thousands)		(In €m)
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Europe	293	289	44	41	14,9	14,0	34	32	32	34
North and South America	2,797	2,787	1,813	1,835	64.8	65.8	238	242	405	420
Asia/Pacific	3,915	3,909	2,891	2,722	73.8	69.6	333	308	603	620
Africa/Middle East	1,007	905	624	551	62,0	60,9	111	100	184	175
Caribbean/Indian Ocean	495	488	266	284	53.8	58.2	35	37	90	94
Total	8,507	8,378	5,638	5,432	66.3	64.8	751	719	1,314	1,343

16            Activity report April-September, 2007 | Air France-KLM

Activities

Maintenance activity

The Americas, Asia and Africa-Middle East are the three main networks. The Americas network represents around one third of the cargo networks and revenues. Traffic declined by 1.2% for virtually unchanged capacity (+0.3%), resulting in a 1 point fall in the load factor to 64.8%. Revenues were down by 2.9% after a negative currency impact of 3%. The Asia network represents around 50% of traffic and 46% of capacity and revenues. This network remained dynamic with traffic up by 6.2% for unchanged capacity (+0.2%). Revenues, however, fell by 3%. Finally, the Africa/Middle East network, representing around 10% of traffic and capacity and 14% of revenues, saw a revenue increase of 5% in the six months to September 30, 2007.

➢	Key figures in the cargo activity

First half to September 30	2007	2006	2005
Tonnage transported (In thousands)	751	719	693
Total cargo revenues (In €m)	1,411	1,453	1,358
Freight transport revenues (In €m)	1,314	1,343	1,255
Unit revenue per ATK (In € cts)	15.46	16.04	15.33
Unit revenue per RTK (In € cts)	23.32	24.74	23.89
Unit cost per ATK (In € cts)	15.65	15.61	14.61
Operating income (In €m)	(29)	22	45

Unit revenue per ton kilometer (RRTK) declined by 5.7% and by 2.9% on a constant currency basis. Unit revenue per available ton kilometer (RATK) was down by 3.6%, but by only 0.7% on a constant currency basis. Unit costs were slightly higher (0.3%) and showed a 0.8% increase on a constant currency and fuel price basis.

Maintenance activity

The maintenance activity saw a strong improvement in results during the first half, with third-party revenues of 476 million euros, down by 0.8% on the six month period to September 30, 2006, largely due to the dollar impact. Operating income, however, rose strongly, moving from 14 million euros at September 30, 2006 to 48 million euros at September 30, 2007.

Activity report April-September, 2007 | Air France-KLM            17

Activities

Other activities

Other activities

The other activities mainly comprise the catering and leisure businesses. Total revenues from these other activities amounted to 614 million euros at September 30, 2007 compared with 514 million euros in the previous year. In addition to the good underlying performance from these two activities, the revenue increase was due to changes in their scope. Operating income amounted to 77 million euros (75 million at September 30, 2006). At September 30, the leisure activity showed revenues of 433 million euros and the catering activity 181 million euros.

In May 2007, the inaugural flight took place of the French subsidiary of leisure specialist transavia.com. This subsidiary of Air France and transavia.com, operates flights out of Paris-Orly to medium-haul leisure destinations. The launch proved successful with results in line with the business plan at September 30, 2007. The catering activity fully consolidated a subsidiary previously equity accounted, which contributed revenues of 22 million euros.

18            Activity report April-September, 2007 | Air France-KLM

The Air France-KLM

fleet

At September 30, 2007, the Air France-KLM group fleet totaled 601 aircraft, of which 582 in operation. The regional fleet amounted to 189 aircraft in operation and the transavia.com fleet to 32 aircraft. Commitments stand at 97 firm orders and 62 options.

The Air France group fleet

At September 30, 2007, the Air France group fleet comprised 412 aircraft, of which 393 in operation. Orders amounted to 65 aircraft, of which 18 for regional aircraft, while options stood at 39 aircraft including 17 options on regional aircraft.

The Air France fleet

The Air France fleet totaled 262 aircraft at September 30, 2007, of which 255 are in operation (256 aircraft at March 31, 2007). The operational fleet comprises 96 long-haul, 147 medium-haul and 12 cargo aircraft. Of the total fleet, 63% is fully owned, 5% under financial lease and 32% under operating lease.

During the first half to September 30, 2007, four Boeing B 777- 300ERs and one Boeing 747-400 cargo aircraft were added to the long-haul fleet. Three Boeing B747-200s and one Boeing 747-300 were withdrawn. In the medium-haul fleet, one Airbus A319-100 and one Airbus A321-200 were added while two Boeing B 737-500s were withdrawn.

Activity report April-September, 2007 | Air France-KLM             19

The Air France-KLM fleet

The Air France group fleet

	Owned		Finance lease		Operating lease		Total		In operation
Aircraft type	03/31/07	09/30/07	03/31/07	09/30/07	03/31/07	09/30/07	03/31/07	09/30/07	03/31/07	09/30/07
A340-300	10	10	3	3	6	6	19	19	19	19
A330-200	6	6	1	1	9	9	16	16	16	16
B777-200/300	25	30	4	4	15	14	44	48	44	48
B747-400	9	7	—	—	7	7	16	14	15	13
B747-200/300	4	3	—	—	—	—	4	3	—	—
B747-200 Cargo	6	4	—	—	1	—	7	4	7	4
B747-400 Cargo	2	4	—	—	4	5	6	9	6	8
Long-haul fleet	62	64	8	8	42	41	112	113	107	108
A318-200	18	18	—	—	—	—	18	18	18	18
A319-100	19	19	4	4	22	23	45	46	45	46
A320-100/200	52	52	—	—	16	16	68	68	68	68
A321-100/200	11	11	—	—	3	4	14	15	14	15
B737-300/500	2	2	—	—	2	—	4	2	4	—
Medium-haul fleet	102	102	4	4	43	43	149	149	149	147
Total	164	166	12	12	85	84	261	262	256	255

The regional fleet

At September 30, 2007, the regional subsidiaries had a fleet of 146 aircraft, of which 134 in operation (127 aircraft at March 31, 2007).

Of the regional fleet, 35% is fully owned, 30% is under finance lease and 35% under operating lease.

Over the six-month period, there were three new entries to the fleet and one aircraft withdrawn at Brit Air. The company took delivery of three CRJ700s and withdrew one CRJ100. At City Jet, four RJ85s were added and four BAE 141-200s were withdrawn. At Régional, two Embraer 190s were added to the fleet and one Embraer 120ER and one Fokker 100 were withdrawn.

20            Activity report April-September, 2007 | Air France-KLM

The Air France-KLM fleet

The Air France group fleet

	Owned		Finance lease		Operating lease		Total		In operation
Aircraft type	03/31/07	09/30/07	03/31/07	09/30/07	03/31/07	09/30/07	03/31/07	09/30/07	03/31/07	09/30/07
Brit Air
CRJ-100ER	2	2	11	11	5	4	18	17	18	17
CRJ-700	3	6	9	9	—	—	12	15	12	15
F100-100	5	5	—	—	8	8	13	13	13	13

Total	10	13	20	20	13	12	43	45	43	45

City Jet
BAE 146-200/300	5	5	1	—	14	11	20	16	20	15
AVRO RJ 85	13	13	—	—	1	5	14	18	3	12

Total	18	18	1	—	15	16	34	34	23	27

Régional
Beech 1900	3	3	1	1	1	1	5	5	—	—
Embraer 190	—	—	—	—	2	4	2	4	2	4
Embraer 120 ER	8	7	—	—	—	—	8	7	8	7
Embraer 135 ER	2	2	3	3	4	4	9	9	9	9
Embraer 145	2	2	17	17	9	9	28	28	28	28
Fokker 70/100	4	6	5	2	6	6	15	14	14	14

Total	19	20	26	23	22	24	67	67	61	62

Total regional fleet	47	51	47	43	50	52	144	146	127	134

Other fleet

	Owned		Finance lease		Operating lease		Total		In operation
Aircraft type	03/31/07	09/30/07	03/31/07	09/30/07	03/31/07	09/30/07	03/31/07	09/30/07	03/31/07	09/30/07
transavia.com
B737-800	—	—	—	—	—	4	—	4	—	4

Activity report April-September, 2007 | Air France-KLM            21

The Air France-KLM fleet

The KLM group fleet

The KLM group fleet

The KLM group fleet comprised 189 aircraft at September 30, 2007 (187 aircraft at March 31, 2007) all in operation. Orders amounted to 32 aircraft with options on 23 aircraft.

The KLM fleet

At September 30, 2007, KLM’s fleet comprised 106 aircraft, all operational (105 aircraft at March 31, 2007), of which 56 long-haul, 47 medium-haul and 3 cargo aircraft. Of the overall fleet, 25% is fully owned, 44% under finance leases and 31% under operating lease.

During the first half, fleet movements concerned long-haul aircraft with the addition of one Airbus A 330-200 and one Boeing 777-300 and the withdrawal of one Boeing 767-300.

	Owned		Finance lease		Operating lease		Total		In operation
Aircraft type	03/31/07	09/30/07	03/31/07	09/30/07	03/31/07	09/30/07	03/31/07	09/30/07	03/31/07	09/30/07
A330-200	—	—	6	6	2	3	8	9	8	9
B777-200/300	—	—	6	6	8	9	14	15	14	15
B747-400	11	11	11	11	—	—	22	22	22	22
MD11	2	3	6	5	2	2	10	10	10	10
B767-300	—	—	—	—	1	—	1	—	—	—
B747-400 Cargo	—	—	3	3	—	—	3	3	3	3
Long-haul fleet	13	14	32	31	13	14	58	59	57	59
B737-300	6	6	1	1	7	7	14	14	14	14
B737-400	6	6	—	—	7	7	13	13	13	13
B737-800	—	—	13	13	2	2	15	15	15	15
B737-900	—	—	2	2	3	3	5	5	5	5
Medium-haul fleet	12	12	16	16	19	19	47	47	47	47
Total fleet	25	26	48	47	32	33	105	106	104	106

22            Activity report April-September, 2007 | Air France-KLM

The Air France-KLM fleet

The KLM group fleet

The regional fleet

At September 30, 2007, the regional fleet comprised 55 aircraft, all in operation (55 at March 31, 2007). The aircraft are 60% fully owned, 25% under finance lease and 15% under operating lease. There were no aircraft added or withdrawn from the fleet during this six-month period.

	Owned		Finance lease		Operating lease		Total		In operation
Aircraft type	03/31/07	09/30/07	03/31/07	09/30/07	03/31/07	09/30/07	03/31/07	09/30/07	03/31/07	09/30/07
KLM Cityhopper
F50	6	6	—	—	8	8	14	14	14	14
F70	18	18	3	3	—	—	21	21	21	21
F100	9	9	11	11	—	—	20	20	20	20
Total	33	33	14	14	8	8	55	55	55	55

Other fleet

	Owned		Finance lease		Operating lease		Total		In operation
Aircraft type	03/31/07	09/30/07	03/31/07	09/30/07	03/31/07	09/30/07	03/31/07	09/30/07	03/31/07	09/30/07
transavia.com
B737-700	—	—	5	5	5	5	10	10	10	10
B737 800	6	6	7	7	4	5	17	18	17	18
Total	6	6	12	12	9	10	27	28	27	28

Activity report April-September, 2007 | Air France-KLM            23

Comments

on the financial statements

Consolidated results for the first half to September 30, 2007

The Air France-KLM group consolidation scope at September 30, 2007 showed no significant change on that of the previous financial year.

(In euro million)	September 30, 2007	September 30, 2006	Change
Revenues	12,434	11,933	4.2%
Income from current operations	1,140	979	16.4%
Income from operating activities	1,476	954	54.7%
Net income from continuing activities	1,165	607	91.9%
Net income, group share	1,151	618	86.2%
Basic earnings per share (In €)	4.13	2.33	77.3%

Revenues

Consolidated revenues for the period amounted to 12.4 billion euros, a 4.2% increase on the comparable period of the previous year. This increase was mainly due to the passenger activity.

Operating expenses

Operating expenses increased by 3.1%, rather less than the growth in revenues despite the 4.8% rise in the fuel bill. Excluding fuel, expenses increased by 2.7%.

Income from current operations consequently showed strong growth to 1.14 billion euros compared with 979 million euros at September 30, 2006, an increase of 16.4%.

Group unit costs per EASK (equivalent available seat kilometer) fell by 1.4% and by 1% on a constant currency and fuel price basis.

External expenses moved from 6.6 billion euros to 6.9 billion euros, an increase of 4.2%. Excluding the rise in the oil price, the increase was 4%.

24            Activity report April-September, 2007 | Air France-KLM

Comments on the financial statements

Consolidated results for the period ended September 30, 2007

Breakdown of external expenses	September 30		Change
(In euro million)	2007	2006	%
Aircraft fuel	2,285	2,181	4.8
Chartering costs	326	330	(1.2)
Aircraft operating leases	305	305	—
Landing fees and en route charges	915	881	3.9
Catering	238	215	10.7
Handling charges	663	635	4.4
Aircraft maintenance costs	498	434	14.7
Commercial and distribution costs	617	620	(0.5)
Other charges	1,067	1,031	3.5
Total	6,914	6,632	4.3

The main changes are as follows:

♦	Aircraft fuel

First-half expenses amounted to 2.28 billion euros compared with 2.18 billion at September 30, 2006, up by 4.8%, reflecting a 3% increase in volumes, a 9% increase in the fuel price after hedging and a favorable currency impact of 8%.

♦	Landing fees and en route charges

Landing fees and en route charges increased by 3.9% to 915 million euros compared with 881 million euros at September 30, 2006. This change is in line with the increase in traffic.

♦	Catering

Catering expenses amounted to 238 million euros compared with 215 million euros, a significant rise of 10.7%, partly due to the increase in the activities of Air France’s catering subsidiary, Servair, the increase both organic and arising from the full consolidation of a subsidiary which had previously been equity accounted.

♦	Handling charges

Handling charges increased by 4.4% to 663 million euros, in line with activity.

♦	Aircraft maintenance costs

These amounted to 498 million euros, up by 14.7%, at September 30, 2007. This increase is mainly due to the reclassification which took place this year for spare parts with useful lives of less than one year, from flight equipment to inventories, generating an increase in inventory expense and a reduction in depreciation.

♦	Other external expenses

Other external expenses amounted to 1.07 billion euros at September 30, 2007 compared with 1.03 billion at September 30, 2006.

Salaries and related costs stood at 3.5 billion euros compared with 3.3 billion at September 30, 2006, an increase of 4.7%, the average headcount over the period increasing by 1.6% to 104,991.

Taxes other than income taxes amounted to 114 million euros compared with 129 million euros during the previous financial year.

Amortization, depreciation and provisions stood at 834 million euros compared with 893 million euros at September 30, 2006. The decrease mainly reflects the reclassification of spare parts with useful lives of less than one year under inventories (cf § aircraft maintenance costs).

Activity report April-September, 2007 | Air France-KLM            25

Comments on the financial statements

Consolidated results for the period ended September 30, 2007

Information on the sectors of activity

The contribution to revenues and current operating income by sector of activity was as follows:

	September 30, 2007		September 30, 2006
(In euro million)	Revenues	Operating income	Revenues	Operating income
Passenger	9,933	1,044	9,486	868
Cargo	1,411	(29)	1,453	22
Maintenance	476	48	480	14
Other	614	77	514	75
Total	12,434	1,140	11,933	979

Income from operating activities

Income from operating activities amounted to 1.48 billion euros compared with 954 million euros at September 30, 2006. The income for the period included, notably, the 284 million euro gain on the WAM transaction relating to the share premium distribution.

Net income, group share

The 47 million euro net cost of financial debt at September 30, 2007 was significantly lower than in the comparable period of the previous financial year.

The overall financial result was positive to the tune of 46 million euros due to gains recognized during the period on changes in the fair value of financial instruments.

The tax charge amounted to 346 million euros compared with 238 million euros at September 30, 2006, giving an effective tax rate of 22.7% compared with 28.7% in the previous year.

Share of profits (losses) of associates amounted to a negative 11 million euros at September 30, 2007, compared with a positive contribution of 15 million euros at September 30, 2006.

Net income, group share, established after minorities (14 million euros), amounted to 1.15 billion euros at September 30, 2007 compared with 618 million euros at September 30, 2006. The contribution to net income by quarter was, respectively, 415 million euros at June 30 and 736 million euros at September 30, 2007.

26            Activity report April-September, 2007 | Air France-KLM

Comments on the financial statements

Air France-KLM parent company results

Investment and financing

Total capital expenditure on tangible and intangible assets during the 2007-08 first half amounted to 1.27 billion euros compared with 1.11 billion euros at September 30, 2006.

Operating cash flow for the period amounted to 1.35 billion euros compared with 1.63 billion euros for the previous period. This was after, notably, the payment to the State in respect of the 2003 shares-for-salary scheme and an additional voluntary payment to the Air France pension scheme, amounting to a total of 308 million euros. It was also reduced by 103 million euros due to the accounting reclassification of spare parts from flight equipment to inventories.

The cash position stood at 4.5 billion euros at September 30, 2007. In addition, the Group still had 1.7 billion euros in available credit facilities at September 30, 2007.

The balance sheet was again strengthened with a 480 million euro reduction in net debt since March 31, 2007 to 3.11 billion euros. Shareholders’ funds stood at 9.59 billion euros (8.41 billion at March 31, 2007), of which 668 million of fair value on derivative instruments. The Group’s gearing ratio thus moved from 0.43 at March 31, 2007 to 0.32 at September 30, 2007.

Air France-KLM parent company results

As a holding company, Air France-KLM has no operational activity. Its revenues comprise loyalties paid by the two operational subsidiaries for use of the Air France-KLM logo, and its expenses are mainly financial communication expenses, auditors’ fees and payroll costs for corporate officers. The overall operating result thus amounted to a negative 1.7 million euros. Net income stood at 173.8 million euros after taking into account, notably, 171.2 million of dividends received from Air France and KLM.

Activity report April-September, 2007 | Air France-KLM            27

C onsolidated financial statements

28            Activity report April-September, 2007 | Air France-KLM

Consolidated financial statements

Consolidated income statements (unaudited)

Consolidated income statements (unaudited)

Period from April 1 to September 30,	Notes	2007	2006
(In euro million)
Sales	4	12,434	11,933

Other revenues		3	3

Revenues		12,437	11,936

External expenses	5	(6,914)	(6,632)

Salaries and related costs	6	(3,460)	(3,305)

Taxes other than income taxes		(114)	(129)

Amortization and depreciation	7	(799)	(870)

Provisions	7	(35)	(23)

Other income and expenses	8	25	2

Income from current operations		1,140	979

Sales of aircraft equipment	9	7	5

Other non-current income and expenses	9	329	(30)

Income from operating activities		1,476	954

Cost of financial debt	10	(189)	(193)

Income from cash and cash equivalents	10	142	108

Net cost of financial debt		(47)	(85)

Other financial income and expenses	10	93	(39)

Income before tax		1,522	830

Income taxes	12	(346)	(238)

Net income of consolidated companies		1,176	592

Share of profits (losses) of associates	11	(11)	15

Net income from continuing operations		1,165	607

Net income from discontinued operations		—	—

Net income for the period		1,165	607

- Group		1,151	618

- Minority interest		14	(11)

Earnings per share – Group (In euros)

- basic	13	4.13	2.33

- diluted	13	3.73	2.16

The accompanying notes are an integral part of these condensed consolidated financial statements.

Activity report April-September, 2007 | Air France-KLM            29

Consolidated financial statements

Consolidated balance sheets (unaudited)

Consolidated balance sheets (unaudited)

Assets	Notes	September 30, 2007	March 31, 2007
(In euro million)
Goodwill		211	204

Intangible assets	14	446	424

Flight equipment	15	11,994	11,551

Other property, plant and equipment	15	2,050	2,007

Investments in equity associates		177	228

Pension assets		2,153	2,097

Other financial assets (which includes €805 million of deposits related to financial leases as of September 30, 2007 and €835 million as of March 31, 2007)		1,023	1,095

Deferred tax assets		24	26

Other non-current assets		911	604

Total non current assets		18,989	18,236

Other short term financial assets (which includes €708 million of deposits related to financial leases and investments between 3 months and 1 year as of September 30, 2007 and €631 million as of March 31, 2007)		752	689

Inventories	16	479	360

Trade accounts receivable		2,757	2,610

Income tax receivables		—	7

Other current assets		1,307	1,271

Cash and cash equivalents		4,089	3,497

Total current assets		9,384	8,434

Total assets		28,373	26,670

The accompanying notes are an integral part of these condensed consolidated financial statements.

30            Activity report April-September, 2007 | Air France-KLM

Consolidated financial statements

Consolidated balance sheets (unaudited)

Consolidated balance sheets (unaudited) (continued)

Liabilities and equity	Notes	September 30, 2007	March 31, 2007
(In euro million)
Issued capital	17.1	2,385	2,375
Additional paid-in capital		553	539
Treasury shares		(43)	(30)
Reserves and retained earnings	17.3	6,575	5,415
Equity attributable to equity holders of Air France-KLM		9,470	8,299
Minority interest		127	113
Total Equity		9,597	8,412
Provisions and retirement benefits	19	1,205	1,387
Long-term debt	20	7,219	7,419
Deferred tax		1,178	891
Other non-current liabilities		608	401
Total non-current liabilities		10,210	10,098
Provisions	19	261	225
Current portion of long-term debt	20	1,133	1,098
Trade accounts payable		2,170	2,131
Deferred revenue on ticket sales		2,062	2,217
Current tax liabilities		127	21
Other current liabilities		2,525	2,335
Bank overdrafts		288	133
Total current liabilities		8,566	8,160
Total liabilities		18,776	18,258
Total liabilities and equity		28,373	26,670

The accompanying notes are an integral part of these condensed consolidated financial statements.

Activity report April-September, 2007 | Air France-KLM            31

Consolidated financial statements

Consolidated statements of changes in stockholders’ equity (unaudited)

Consolidated statements of changes in stockholders’ equity (unaudited)

(In euro million)	Number of shares	Issued capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Equity attributable to holders of Air France- KLM	Minority interests	Total equity
March 31, 2006	269,383,518	2,290	430	(58)	5,072	7,734	119	7,853
Fair value adjustment on available for sale securities	—	—	—	—	(3)	(3)	—	(3)
Gain / (loss) on cash flow hedges	—	—	—	—	(392)	(392)	—	(392)
Currency translation adjustment	—	—	—	—	(2)	(2)	(2)	(4)
Net income for the period	—	—	—	—	618	618	(11)	607
Total of income and expenses recognized	—	—	—	—	221	221	(13)	208

Stock based compensation
(ESA)	—	—	—	—	17	17	—	17
Dividends paid	—	—	—	—	(81)	(81)	(1)	(82)
Treasury shares	—	—	—	9	—	9	—	9
Other	—	—	—	—	—	—	5	5
September 30, 2006	269,383,518	2,290	430	(49)	5,229	7,900	110	8,010

March 31, 2007	279,365,707	2,375	539	(30)	5,415	8,299	113	8,412
Fair value adjustment on available for sale securities	—	—	—	—	—	—	—	—
Gain / (loss) on cash flow hedges	—	—	—	—	128	128	2	130
Currency translation adjustment	—	—	—	—	(1)	(1)	(1)	(2)
Net income for the period	—	—	—	—	1,151	1,151	14	1,165
Total of income and expenses recognized	—	—	—	—	1,278	1,278	15	1,293

Stock based compensation
(ESA)	—	—	—	—	16	16	—	16
Increase in capital	1,267,184	10	14	—	—	24	—	24
Dividends paid	—	—	—	—	(134)	(134)	(1)	(135)
Treasury shares	—	—	—	(13)	—	(13)	—	(13)
Other	—	—	—	—	—	—	—	—
September 30, 2007	280,632,891	2,385	553	(43)	6,575	9,470	127	9,597

The accompanying notes are an integral part of these condensed consolidated financial statements

32            Activity report April-September, 2007 | Air France-KLM

Consolidated financial statements

Consolidated statements of recognized income and expenses (unaudited)

Consolidated statements of recognized income and expenses (unaudited)

(In euro million)	September 30, 2007	September 30, 2006
Fair value adjustment on available for sale securities
Valuation gains / (losses) taken to equity	—	(3)
Transferred to profit or loss on sale	—	—
Cash flow hedges
Gains / (losses) taken to equity	406	(139)
Transferred to profit or loss on sale	(226)	(453)
Currency translation adjustment	(1)	(2)
Tax on items taken directly to or transferred from equity
Gains / (losses) taken to equity	(52)	200
Income and expenses directly recognized in equity – Group	127	(397)
Net income for the period – Group	1,151	618
Total of income and expenses recognized for the period – Group	1,278	221
Total of income and expenses recognized for the period – Minority interest	15	(13)
Total recognized income and expenses for the period	1,293	208

The accompanying notes are an integral part of these condensed consolidated financial statements

Activity report April-September, 2007 | Air France-KLM            33

Consolidated financial statements

Consolidated statements of cash flows (unaudited)

Consolidated statements of cash flows (unaudited)

Period from April1 to September 30,	Notes	2007	2006
(In euro million)
Net income for the period – Group		1,151	618
Minority interests		14	(11)
Amortization, depreciation and operating provisions		834	893
Financial provisions		5	18
Gain on disposals of tangible and intangible assets		(9)	(7)
Loss / (gain) on disposals of subsidiaries and associates		(41)	(1)
Gain on WAM (Amadeus GTD) transaction	9	(284)	—
Derivatives – non monetary result		(105)	18
Unrealized foreign exchange gains and losses, net		(5)	(9)
Share of (profits) losses of associates – non monetary part	11	11	(15)
Deferred taxes		238	255
Other non-monetary items		(45)	(62)
Subtotal		1,764	1,697
(Increase) / decrease in inventories		(47)	(20)
(Increase) / decrease in trade receivables		(109)	(272)
Increase / (decrease) in trade payables		29	161
Change in other receivables and payables		21	61
Payment of the ESA 2003 soulte		(110)	—
Additional contribution to pension fund		(198)	—
Net cash flow from operating activities		1,350	1,627
Acquisitions of subsidiaries and investments in associates, net of cash acquired		(8)	(27)
Purchase of property, plant and equipment and intangible assets		(1,275)	(1,114)
Proceeds on disposal of subsidiaries and investments in associates		80	15
Proceeds on WAM (Amadeus GTD) transaction	9	284	—
Proceeds on disposal of property, plant and equipment and intangible assets		37	60
Dividends received		4	2
Decrease (increase) in investments, net between 3 months and 1 year		(123)	(93)
Net cash used in investing activities		(1,001)	(1,157)

34            Activity report April-September, 2007 | Air France-KLM

Comptes consolidés

Consolidated statements of cash flows (unaudited)

Period from April1 to September 30,	Notes	2007	2006
(In euro million)
Increase in capital		218	—
Issuance of long-term debt		585	942
Repayments on long-term debt		(214)	(223)
Payment of debt resulting from finance lease liabilities		(397)	(282)
New loans		(32)	(27)
Repayments on loans		65	24
Dividends paid		(135)	(82)
Net cash flow from financing activities		90	352
Effect of exchange rate on cash and cash equivalents and bank overdrafts		(2)	(1)
Change in cash and cash equivalents and bank overdrafts		437	821
Cash and cash equivalents and bank overdrafts at beginning of period		3,364	2,844
Cash and cash equivalents and bank overdrafts at end of period		3,801	3,665
Income tax paid (flow included in operating activities)		(2)	(268)
Interest paid (flow included in operating activities)		(178)	(216)
Interest received (flow included in operating activities)		139	112

The accompanying notes are an integral part of these condensed consolidated financial statements.

Activity report April-September, 2007 | Air France-KLM            35

Consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

April 1, 2007 – September 30, 2007

Note 1	Business description	37	Note 13	Earnings per share	45
Note 2	Significant events of the year	37	Note 14	Intangible assets	46
Note 3	Accounting policies	37	Note 15	Tangible assets	47
Note 4	Information by activity and		Note 16	Inventories	47
	geographical area	38
			Note 17	Equity attributable to equity holders
Note 5	External expenses	41		of Air France-KLM S.A.	48
Note 6	Salaries and number of employees	42	Note 18	Share based compensation	49
Note 7	Amortization, depreciation		Note 19	Provisions and retirement benefits	49
	and provisions	42
			Note 20	Financial debt	50
Note 8	Other income and expenses	43
			Note 21	Lease commitments	51
Note 9	Sales of aircraft equipment and other
	non-current income and expenses	43	Note 22	Flight equipment orders	51
Note 10	Net cost of financial debt and other		Note 23	Related parties	53
	financial income and expenses	44
			Note 24	Subsequent events	53
Note 11	Share of profits (losses) of associates	44
Note 12	Income taxes	45

36            Activity report April-September, 2007 | Air France-KLM

Consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

Note 1 Business description

As used herein, the term “Air France-KLM” refers to Air France-KLM S.A., a limited liability company organized under French law without its consolidated subsidiaries. The term “Group” refers to Air France-KLM together with its consolidated subsidiaries. The Group is headquartered in France and is one of the largest airlines in the world. The Group’s core business is passenger transportation.

The Group’s activities also include cargo, aeronautics maintenance and other air-transport related activities, including principally catering and charter services.

The limited company Air France-KLM S.A., domiciled 2 rue Robert Esnault-Pelterie 75007 Paris – France, is the parent company of the Air France-KLM group. Air France-KLM is listed for trading in Paris (Euronext), Amsterdam (Euronext) and New-York (NYSE).

The Group’s functional currency is the euro.

Note 2 Significant events of the year

The income for the six-month period ended September 30, 2007 includes a gain of €284 million before tax relating to the WAM (Amdeus GTD) transaction described in note 9.

Note 3 Accounting policies

3.1. Accounting principles

Accounting principles used for the interim condensed consolidated financial statements as of September 30, 2007 are the same as those used as of March 31, 2007 and described in the consolidated financial statements of the year ended March 31, 2007.

The interim condensed consolidated financial statements as of September 30, 2007 are prepared in accordance with IAS 34 “Interim financial reporting” and must be read in connection with the annual consolidated financial statements for the year ended March 31, 2007. They have been prepared in accordance with those IFRS as of November 21, 2007, date on which the accounts have been approved by the Board of Directors.

3.2. Preparation of unaudited interim consolidated financial statements

Revenues and income from current operations are characterized by their seasonal nature related to a high level of activity during the first half of the fiscal year. This phenomenon varies in magnitude depending on the year. In accordance with IFRS, revenues and the related expenses are recognized over the period in which they are realized and incurred respectively.

For the interim statements, the tax charge (current and deferred) is calculated by applying to the book income for the period the estimated annual average tax rate for the current year for each entity or tax group.

Activity report April-September, 2007 | Air France-KLM            37

Consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

3.3. Use of estimates

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses. The significant areas of estimations described in the note 3 of the March 31, 2007 consolidated financial statements, concerned:

♦	revenue recognition related to deferred revenue on ticket sales;

♦	tangible and intangible assets;

♦	financial assets;

♦	deferred tax assets;

♦	Flying Blue frequent flyer program;

♦	provisions.

The Group’s management makes these estimates and assessments continuously on the basis of its past experience and various other factors considered to be reasonable.

Actual results could differ from these estimates depending on changes in the assumptions used or different conditions.

Note 4 Information by activity and geographical area

The Group’s primary reporting format is business segmentation.

Business segments’ results are those that are either directly attributable or that can be allocated on a reasonable basis to these business segments. Amounts allocated to business segments correspond to the income from current operations. Other elements of the income statement are presented in the “non allocated” column.

Inter-segment transactions are valued based on normal market conditions.

The Group’s secondary reporting format is geographical segmentation based on origin of sales.

Only segment revenues are allocated by geographical sales area.

Business segments

Passenger: Passenger operating revenues primarily come from passenger transportation services on scheduled flights with the Group’s airline code, including flights operated by other airlines under code-sharing agreements. They also include commissions paid by SkyTeam alliance partners, code-sharing revenues, revenues from excess baggage and airport services supplied by the Group to third party airlines and services linked to IT systems.

Cargo: Cargo operating revenues come from freight transport on flights under the companies’ codes, including flights operated by other partner airlines under code-sharing agreements. Other cargo revenues are derived principally from sales of cargo capacity to third parties.

Maintenance: Maintenance operating revenues are generated through maintenance services provided to other airlines and customers globally.

Other: The revenues from this segment come primarily from catering supplied by the Group to third-party airlines and to charter flights operated primarily by Transavia.

Geographical segments

Group activities are broken down into five geographical regions:

♦	Europe and North Africa;

♦	Caribbean, French Guiana and Indian Ocean;

♦	Africa, Middle East;

♦	Americas, Polynesia;

♦	Asia and New Caledonia.

38            Activity report April-September, 2007 | Air France-KLM

Consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

4.1.	Information by business segment

➢	Six month period ended September 30, 2007

(In euro million)	Passenger	Cargo	Maintenance	Other	Non allocated	Total
Total sales	10,350	1,419	1,424	934	—	14,127
Intersegment sales	(417)	(8)	(948)	(320)	—	(1,693)
External sales	9,933	1,411	476	614	—	12,434

Income from current operations	1,044	(29)	48	77	—	1,140
Income from operating activities	1,044	(29)	48	77	336	1,476
Share of profits (losses) of associates	—	—	—	—	(11)	(11)
Net cost of financial debt and other financial income and expenses	—	—	—	—	46	46
Income taxes	—	—	—	—	(346)	(346)
Net income from continuing operations	1,044	(29)	48	77	25	1,165

➢	Six month period ended September 30, 2006

(In euro million)	Passenger	Cargo	Maintenance	Other	Non allocated	Total
Total sales	9,874	1,466	1,394	819	—	13,553
Intersegment sales	(388)	(13)	(914)	(305)	—	(1,620)
External sales	9,486	1,453	480	514	—	11,933

Income from current operations	868	22	14	75	—	979
Income from operating activities	868	22	14	75	(25)	954
Share of profits (losses) of associates	—	—	—	—	15	15
Net cost of financial debt and other financial income and expenses	—	—	—	—	(124)	(124)
Income taxes	—	—	—	—	(238)	(238)
Net income from continuing operations	868	22	14	75	(372)	607

Activity report April-September, 2007 i Air France-KLM            39

Consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

4.2.	Information by geographical area

Sales by geographical area

➢	Six month period ended September 30, 2007

(In euro million)	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total
Scheduled passenger	6,204	212	625	1,623	785	9,449
Other passenger sales	365	23	17	29	50	484
Total passenger	6,569	235	642	1,652	835	9,933

Scheduled cargo	597	17	90	169	441	1,314
Other cargo sales	62	2	4	14	15	97
Total cargo	659	19	94	183	456	1,411

Maintenance	472	—	—	—	4	476
Others	599	10	5	—	—	614
Total	8,299	264	741	1,835	1,295	12,434

➢	Six month period ended September 30, 2006

(In euro million)	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total
Scheduled passenger	5,773	213	615	1,605	764	8,970
Other passenger sales	367	28	20	41	60	516
Total passenger	6,140	241	635	1,646	824	9,486

Scheduled cargo	589	18	91	172	473	1,343
Other cargo sales	76	2	4	11	17	110
Total cargo	665	20	95	183	490	1,453

Maintenance	475	—	—	—	5	480
Others	501	9	4	—	—	514
Total	7,781	270	734	1,829	1,319	11,933

40            Activity report April-September, 2007 | Air France-KLM

Consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

Traffic sales by geographical area of destination

➢	Six month period ended September 30, 2007

(In euro million)	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total
Scheduled passenger	3,754	594	1,263	2,334	1,504	9,449
Scheduled cargo	32	90	184	405	603	1,314
Total	3,786	684	1,447	2,739	2,107	10,763

➢	Six month period ended September 30, 2006

(In euro million)	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total
Scheduled passenger	3,673	576	1,190	2,174	1,357	8,970
Scheduled cargo	34	94	175	420	620	1,343
Total	3,707	670	1,365	2,594	1,977	10,313

Note 5 External expenses

Six month period ended September 30, (In euro million)	2007	2006
Aircraft fuel	2,285	2,181
Chartering costs	326	330
Aircraft operating lease costs	305	305
Landing fees and en route charges	915	881
Catering	238	215
Handling charges and other operating costs	663	635
Aircraft maintenance costs	498	434
Commercial and distribution costs	617	620
Other external expenses	1,067	1,031
Total	6,914	6,632

“Other external expenses” correspond mainly to rent and insurance costs.

The increase of “aircraft maintenance costs” is mainly due to the reclassification of spare parts from flight equipment to inventories as described in note 16.

Activity report April-September, 2007 | Air France-KLM            41

Consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

Note 6 Salaries and number of employees

➢	Salaries and related costs

Six month period ended September 30, (In euro million)	2007	2006
Wages and salaries	2,550	2,425
Social contributions	819	766
Net periodic pension cost	42	73
Expenses related to share-based compensation	15	15
Other expenses	34	26
Total	3,460	3,305

➢	Average number of employees

Six month period ended September 30,	2007	2006
Flight deck crew	8,185	7,974
Cabin crew	21,605	20,676
Ground staff	75,201	74,697
Total	104,991	103,347

Note 7 Amortization, depreciation and provisions

Six month period ended September 30, (In euro million)	2007	2006
Amortization and depreciation
Intangible assets	22	19
Flight equipment	646	728
Other property, plant and equipment	131	123
Total	799	870

Provisions
Inventories	8	5
Trade receivables	5	—
Risks and contingencies	22	18
Total	35	23

Total	834	893

The decrease of the “depreciation of flight equipment” is mainly due to the reclassification of spare parts from flight equipment to inventories as described in note 16.

42            Activity report April-September, 2007 | Air France-KLM

Consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

Note 8 Other income and expenses

Six month period ended September 30, (In euro million)	2007	2006
Joint operation of routes	16	(2)
Operations-related currency hedges	1	5
Other	8	(1)
Total	25	2

Note 9 Sales of aircraft equipment and other non-current income and expenses

Six month period ended September 30, 2007

During the six month period ended September 30, 2007, the Group sold its shares in Alpha recording a gain on disposal of €40 million. The company Alpha, previously held at 26%, was accounted for under the equity method in the Group’s condensed consolidated financial statements.

The gain on WAM (Amadeus GTD) transaction that amounts to €284 million, corresponds to the reimbursement of the shareholder capital for €202 million, of the shareholders’ loan for an amount of €76 million and to a payment of interests for €6 million. The shares and the loan had been recognized at a value of nil in the operation of reinvestment of Air France-KLM within the LBO operation initiated in July 2005.

Six month period ended September 30, 2006

The result on disposal of aircraft equipment that amounts to €5 million corresponds to the sale of an aircraft owned by AFPL.

Moreover, AFPL has recorded a loss of €20 million relating to an aircraft destined to be sold.

Activity report April-September, 2007 I Air France-KLM            43

Consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

Note 10 Net cost of financial debt and other financial income and expenses

Six month period ended September 30, (In euro million)	2007	2006
Income from marketable securities	43	38
Other financial income	99	70
Income from cash and cash equivalents	142	108
Loan interests	(115)	(115)
Lease interests	(94)	(96)
Capitalized interests	20	18
Cost of financial debt	(189)	(193)
Net cost of financial debt	(47)	(85)
Foreign exchange gains (losses), net	2	(9)
Change in fair value of financial assets and liabilities	105	(18)
Net (charge) release to provisions	(5)	(18)
Other	(9)	6
Other financial income and expenses	93	(39)
Total	46	(124)

The interest rate used in the calculation of capitalized interest is 4.96% for the six month period ended September 30, 2007 (4.45% for the six month period ended September 30, 2006). Net foreign exchange result includes an unrealized net gain of €5 million for the six month period ended September 30, 2007 and a gain of €9 million for the six month period ended September 30, 2006, mainly due to the change of the US dollar rate.

Net charge to provisions includes an unrealized loss on shares of Alitalia for an amount of €4 million and €9 million, as a result of the stock price decreasing significantly during the six month period ended September 30, 2007 and 2006, respectively.

Note 11 Share of profits (losses) of associates

Share of profits (losses) of associates includes a new provision for risk recorded in the accounts of Martinair concerning the inquiry of the US Department Of Justice (DOJ) about an alleged conspiracy to fix the price of air shipping services. Because of the status of discussions with the US DOJ, Martinair has recorded a provision net of tax amounting to €23 million. The part of the Group is a cost amounting to €11 million.

44            Activity report April-September, 2007 | Air France-KLM

Consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

Note 12 Income taxes

12.1.	Income tax charge

Six month period ended September 30, (In euro million)	2007	2006
Current tax (expense) / benefit	(108)	17
Charge for the period	(108)	(3)
Adjustment of previous current tax charges	—	20
Deferred tax income / (expense) from continuing operations	(238)	(255)
Change in temporary differences	(107)	(24)
Change in tax rates	—	—
(Use) / recognition of tax loss carryforwards	(131)	(231)
Total income tax (expense) / credit	(346)	(238)

The current tax charge relates to the amounts paid or payable in the short term to the tax authorities in respect of the financial period, in accordance with the regulations prevailing in various countries and any applicable treaties.

12.2.	Deferred tax recorded directly in equity

Deferred tax directly recorded in equity amounts to an income of €53 million as of September 30, 2007 against an income of €200 million for the period ended September 30, 2006. These deferred taxes relate to the accounting of cash flow hedges.

Note 13 Earnings per share

➢	Reconciliation of income used to calculate earnings per share

Six month period ended September 30, (In euro million)	2007	2006
Income for the period – Group share	1,151	618
Dividends to be paid to priority shares	—	—

Income for the period – Group share (used to calculate basic earnings per share)	1,151	618
Impact of potential ordinary shares:
interest paid on convertible bonds (net of tax)	5	5

Income for the period – Group share (used to calculate diluted earnings per share)	1,156	623

Activity report April-September, 2007 | Air France-KLM            45

Consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

➢	Reconciliation of the number of shares used to calculate earnings per share

Six month period ended September 30,	2007	2006
Weighted average number of:
• ordinary shares issued	280,164,858	269,383,518
• treasury stock held regarding stock option plan	(1,616,586)	(3,943,674)
• treasury stock held for the share buyback plan	(40,154)	(96,985)
Number of shares used to calculate basic earnings per share	278,508,118	265,342,859
Weighted average number of ordinary shares:
• Conversion of convertible bonds	22,609,230	21,951,219
• Conversion of warrants	8,083,123	—
• Exercise of stock options	633,978	596,306
Number of potential ordinary shares	31,326,331	22,547,525
Number of ordinary and potential ordinary shares used to calculate diluted earnings per share	309,834,449	287,890,384

Note 14 Intangible assets

Starting April 1, 2007, software development expenses are capitalized and amortized over their useful lives. For that purpose, the Group equipped with the necessary tools that enabled a tracking by project of all the stages of development, and particularly the internal and external expenses directly related to each project during its development phase. Capitalized software development expenses amount to €31 million as of September 30, 2007.

46            Activity report April-September, 2007 | Air France-KLM

Consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

Note 15 Tangible assets

	As of September 30, 2007			As of March 31, 2007
(In euro million)	Gross value	Depreciation	Net Value	Gross value	Depreciation	Net Value
Owned aircraft	8,706	2,331	6,375	7,972	2,091	5,881
Leased aircraft	4,409	1,031	3,378	4,435	908	3,527
Assets in progress	1,386	—	1,386	1,170	—	1,170
Other	1,546	691	855	1,716	743	973
Flight equipment	16,047	4,053	11,994	15,293	3,742	11,551
Land and buildings	2,276	966	1,310	2,172	909	1,263
Equipment and machinery	956	599	357	933	572	361
Assets in progress	892	623	269	145	—	145
Other	114	—	114	831	593	238
Other tangible assets	4,238	2,188	2,050	4,081	2,074	2,007
Total	20,285	6,241	14,044	19,374	5,816	13,558

The net value of tangible assets financed under capital lease amounts to €3,651 million as of September 30, 2007 and €3,811 million as of March 31, 2007.

Note 16 Inventories

As of April 1, 2007, €87 million of spare parts with useful lives of less than a year have been reclassified from flight equipment to inventories.

Activity report April-September, 2007 | Air France-KLM            47

Consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

Note 17 Equity attributable to equity holders of Air France-KLM S.A.

17.1.	Breakdown of stock and voting rights

	As of September 30, 2007		As of March 31, 2007
	Capital	Voting rights	Capital	Voting rights
French State	18%	18%	18%	18%
Employees and former employees	11%	11%	11%	11%
Treasury shares	1%	—	1%	—
Other	70%	71%	70%	71%
Total	100%	100%	100%	100%

The item “Employees and former employees” includes shares held by employees and former employees identified in funds or by a Sicovam code.

17.2.	Other securities giving access to common stock

On April 22, 2005, Air France issued 15-year bonds with an option of conversion and/or exchange for new or existing Air France-KLM shares (OCEANE). 21,951,219 bonds were issued for a total amount of € 450 million. Because each bond can be exchanged for a share Air France-KLM, the potential maximum increase of equity of Air France-KLM amounts to €450 million.

Following the Exchange Offer, 45,093,299 Equity Warrants for new or existing shares (Bons d’Acquisition et/ou de Souscription d’Actions, BASA) were issued. Three BASAs give the holder the right to purchase and/or subscribe to 2.066 new or existing shares of Air France-KLM stock, with a par value of 8.50 euros, at an exercise price of 20 euros per Air France-KLM share. BASA holders will have the option, at any time during a 24-month period beginning November 2005, to obtain new or existing shares, at the Group’s discretion, upon exercise of the BASA.

During the six month period ended September 30, 2007, 1,839,336 BASA were exercised, leading to the issuance of 1,266,659 shares.

As of September 30, 2007, 28,747,934 BASA remain floating. The maximum potential increase in the equity capital of Air France-KLM is €383 million.

17.3.	Reserves and retained earnings

(In euro million)	As of September 30, 2007	As of March 31, 2007
Legal reserve	57	46
Distributable reserve	989	973
Derivatives and available for sale securities reserves	673	550
Aggregate results of consolidated subsidiaries	3,705	2,955
Net income (loss)	1,151	891
Total	6,575	5,415

48            Activity report April-September, 2007 | Air France-KLM

Consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

Note 18 Share based compensation

On February 1, 2005, the Group launched a shares-for-salary exchange scheme, in which all Air France employees residing in France were offered the opportunity to purchase Air France-KLM shares at a price of €14 per share in exchange for wage concessions over a 6-year period. The offer was limited to a maximum of 13,186,853 ordinary shares. At the date the offer was closed, February 21, 2005, Air France employees had acquired 12,612,671 Air France-KLM shares.

These shares were granted by the French State, the largest Air France-KLM shareholder, subject to a €110 million payment by Air France-KLM made in April 2007. The wage concessions cover the period from May 2005 to May 2011.

In the event an employee leaves the Group prior to the end of the six-year period, the unvested shares are returned to Air France which, in turn, returns them to the French State. The fair value of the services provided under the shares-for-salary exchange scheme was calculated on the basis of the market price of the Air France-KLM share on the date the offer was closed, namely 14.30 euros and amounts to €180 million. The corresponding salary expense covers the acquisition period of voting rights from May 2005 to May 2011. Each instalment, corresponding to the annual decrease of salary, is treated as a separate grant. The ESA 2003 plan share-based payment is therefore recognized on a straight-line basis over the requisite service period for each separately vested portion.

Note 19 Provisions and retirement benefits

	As of September 30, 2007			As of March 31, 2007
(In euro million)	Non Current	Current	Total	Non current	Current	Total
Retirement benefits	805	—	805	990	—	990
Restitution of aircraft	236	164	400	221	153	374
Restructuring	—	35	35	32	7	39
Litigation	34	59	93	32	60	92
Other	130	3	133	112	5	117

Total	1,205	261	1,466	1,387	225	1,612

The decrease of the “retirement benefits” is mainly explained by the payment of an additional contribution of €198 million to the funds covering the termination indemnities in France.

Contingent liabilities

The Group is involved in several disputes, and the potential losses have not been recorded in the consolidated financial statements. The Group was definitively removed by the Court of Appeals of Richmond, Virginia on December 9, 2004, from in the HALL action, the name of one of the travel agents who had filed a class action suit against American and European airlines, including Air France and KLM, accusing them of illegal agreements to reduce the commissions collected on the sale of airline tickets.

In another lawsuit based on the same complaints, filed by fifty travel agents acting individually against the same airlines a settlement agreement between Air France and the plaintiffs has been executed in May 2007.

In the dispute between Servair a subsidiary of the Group, and its employees for payment of meal times, all judgments issued to date by the courts have dismissed the claims of the employees involved. Only one proceeding with 255 employees is still pending before the Labor Board. This action, like the preceding cases, is considered to be not relevant by the Group and no provisions have been recorded.

Activity report April-September, 2007 | Air France-KLM            49

Consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

As of February 14, 2006, authorities from the EU Commission and the US Department Of Justice (DOJ) presented themselves at the offices of Air France and KLM, as well as most airlines and world major cargo operators, formally requesting information about an alleged conspiracy to fix the price of air shipping services. Skyteam Cargo, a Company in which Air France held shares, was subject to the same investigations.

Air France-KLM as well as Air France and KLM are cooperating with these investigations which were still ongoing as of September 30, 2007.

As of the same date 2007, over 140 purported class action lawsuits were filled in the US against air cargo operators including Air France-KLM, Air France, KLM and/or related entities. Plaintiffs allege that defendants engaged in a conspiracy to fix the price of air shipping services since January 1, 2000 including various surcharges in air cargo services in violation of antitrust laws. They consequently seek compensatory damages and treble monetary damages in unspecified amounts, costs and attorney’s fees, as well as injunctive relief amounting to triple amount of compensatory damages. These actions have been transferred and consolidated before the US District Court of the Eastern District of New-York. The consolidated case is currently in the pleading process, with the first consolidated amended complaint filed by the plaintiffs in February 2007. Air France and KLM filed a motion to dismiss on July 2007. A decision by the Court on the motion to dismiss is not expected before several weeks.

At this time, Air France-KLM is unable to predict the outcome of these investigations requested by antitrust and civil litigation authorities, or the amount of penalties and compensatory damages which could be due.

On July 20, 2006, Air France was placed under formal investigation for (i) possible illegal employment practices and (ii) being a possible accessory to misappropriation of funds by Pretory, a company that supplied on board safety guards to Air France for flights to the US or other destinations following the September 11 terrorist attacks.

Air France has denied any illegal practice and immediately filed an appeal against the judge’s decision as of September 30, 2007. This appeal was still pending before the Paris Court of Appeal.

To the Group’s knowledge, there is no other litigation, arbitration or other threatened or pending disputes that could have or has had in the recent past a material impact on the financial position, earnings, business or holdings of the Group.

Note 20 Financial debt

	As of September 30, 2007			As of March 31, 2007
(In euro million)	Non current	Current	Total	Non current	Current	Total
Perpetual subordinated loan stock	446	—	446	462	122	584
OCEANE (convertible bonds)	386	—	386	386	—	386
Bonds	750	—	750	550	—	550
Capital lease obligations	3,668	692	4,360	3,917	657	4,574
Other long-term debt	1,969	322	2,291	2,104	224	2,328
Accrued interest	—	119	119	—	95	95

Total	7,219	1,133	8,352	7,419	1,098	8,517

On April 23, 2007, the company Air France, subsidiary of the Group Air France-KLM has made a bond in euro for an amount of €200 million with a maturity as of January 22, 2014. Characteristics of this bond are as follows:

♦	Amount: €200 million;

♦	Coupon: 4.75%;

♦	Starting date: April 23, 2007;

♦	Maturity date: January 22, 2014.

50            Activity report April-September, 2007 | Air France-KLM

Consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

Note 21 Lease commitments

21.1.	Capital lease

The breakdown of total future minimum lease payments related to capital lease is as follows:

(In euro million)	As of September 30, 2007	As of March 31, 2007
Flight equipment	4,962	5,153
Buildings	403	422
Other	12	—

Total	5,377	5,575

21.2.	Operating leases

The undiscounted amount of the future minimum operating lease payments for aircraft under operating lease totaled €2,729 million as of September 30, 2007 (€2,786 million at March 31, 2007).

Note 22 Flight equipment orders

Due dates for commitments in respect of flight equipment orders are as follows:

(In euro million)	As of September 30, 2007	As of March 31, 2007
N+1	927	870
N+2	1,323	571
N+3	959	688
N+4	776	416
N+5	388	287
> 5 years	—	—

Total	4,373	2,832

These commitments relate to amounts in US dollars, converted into euros at the closing date exchange rate.

The number of aircraft on firm order as of September 30, 2007 increased by 50 units compared with March 31, 2007 to 97 units. The number of options increased by 28 units over the same period to reach 62 aircraft. These movements can be explained by:

♦	the delivery of 8 aircraft over the period;

♦	new orders: 47 firm orders and 39 options;

♦	the conversion of 11 options into firm orders.

Long-haul fleet

Passenger

The Group took delivery of 4 Boeing B777. Concerning this aircraft type, the Group has ordered a firm order of 5 units, converted 6 options into firm orders (including one coming from Boeing B777F) and ordered 8 options. Moreover, the Group has converted two options on Airbus A380.

As of September 30, 2007, the Group’s backlog for the long-haul fleet comprised firm orders for 12 Airbus A380s and 18 Boeing B777s. It comprised also 13 options: 2 Airbus A380s and 11 Boeing B777.

Activity report April-September, 2007 | Air France-KLM            51

Consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

Cargo

Following to the conversion of an option on Boeing B777F transformed into B777, the Group has ordered a new option. The outstanding orders concerning the cargo long-haul fleet are stable with 8 Boeing B777F (five firm orders and three options). The first deliveries will begin during the winter of 2008-2009.

Medium-haul fleet

The Group took delivery of one Boeing B737 finally under operational lease.

The Group has ordered a firm order of 15 Airbus A320/A321 and taken the three options on Airbus A318 converted into A320/A321. This new order is accompanied with ten options. Concerning the Boeing B737, the Group has ordered a firm order for seven aircraft and two options.

As of September 30, 2007, the Group’s backlog comprised 18 Airbus A320/A321 and 16 Boeing B737. The Group has 20 options equally shared between Airbus A320 and Boeing B737.

Regional fleet

The Group took delivery of three Canadair CRJ700. It has placed an order with Embraer for 12 ERJ170 (6 firm orders and 6 options) and for 26 ERJ190 (14 firm orders and 12 options).

As of September 30, 2007, the Group’s backlog comprised 28 aircraft under firm orders (eight CRJ1000, six ERJ170 and fourteen ERJ190) and 26 options (eight CRJ1000, six ERJ170 and twelve ERJ190).

The Group’s commitments concern the following aircraft:

Aircraft type		To be delivered in	N+1	N+2	N+3	N+4	N+5	Beyond N+5
A318	As of September 30, 2007	Firm orders	—	—	—	—	—	—
		Options	—	—	—	—	—	—
	As of March 31, 2007	Firm orders	—	—	—	—	—	—
		Options	—	2	1	—	—	—
A320	As of September 30, 2007	Firm orders	—	1	2	4	5	—
		Options	—	—	—	—	4	6
	As of March 31, 2007	Firm orders	—	—	—	—	—	—
		Options	—	—	—	—	—	—
A321	As of September 30, 2007	Firm orders	—	1	—	3	2	—
		Options	—	—	—	—	—	—
	As of March 31, 2007	Firm orders	—	—	—	—	—	—
		Options	—	—	—	—	—	—
A380	As of September 30, 2007	Firm orders	—	3	3	4	2	—
		Options	—	—	—	—	2	—
	As of March 31, 2007	Firm orders	—	—	5	3	2	—
		Options	—	—	—	1	2	1
B737	As of September 30, 2007	Firm orders	9	3	2	1	1	—
		Options	—	3	—	—	1	6
	As of March 31, 2007	Firm orders	4	6	—	—	—	—
		Options	—	2	5	1	—	—
B777	As of September 30, 2007	Firm orders	4	6	5	2	1	—
		Options	—	—	—	—	7	4
	As of March 31, 2007	Firm orders	6	4	1	—	—	—
		Options	—	—	5	3	—	—

52            Activity report April-September, 2007 | Air France-KLM

Consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

Aircraft type		To be delivered in	N+1	N+2	N+3	N+4	N+5	Beyond N+5
B777 F	As of September 30, 2007	Firm orders	—	4	1	—	—	—
		Options	—	—	1	1	1	—
	As of March 31, 2007	Firm orders	—	3	2	—	—	—
		Options	—	—	1	2	—	—
CRJ 700	As of September 30, 2007	Firm orders	—	—	—	—	—	—
		Options	—	—	—	—	—	—
	As of March 31, 2007	Firm orders	3	—	—	—	—	—
		Options	—	—	—	—	—	—
CRJ 1000	As of September 30, 2007	Firm orders	—	1	3	4	—	—
		Options	—	—	—	—	4	4
	As of March 31, 2007	Firm orders	—	—	1	4	3	—
		Options	—	—	—	—	—	8
Emb 170	As of September 30, 2007	Firm orders	1	4	1	—	—	—
		Options	—	—	1	4	1	—
	As of March 31, 2007	Firm orders	—	—	—	—	—	—
		Options	—	—	—	—	—	—
Emb 190	As of September 30, 2007	Firm orders	—	9	5	—	—	—
		Options	—	—	1	8	3	—
	As of March 31, 2007	Firm orders	—	—	—	—	—	—
		Options	—	—	—	—	—	—

Note 23 Related parties

During the six-months period ended September 30, 2007, relationships of the Group with its related parties have not changed significantly in terms of amounts and or scope, except the WAM (Amadeus GTD) transaction described in note 9.

Note 24 Subsequent events

A strike of cabin crew of Air France company has occurred during October 2007. Total cost of this strike has been estimated by the management to €60 million on the income from current operation and will be recorded in the third quarter 2007-08.

Activity report April-September, 2007 | Air France-KLM            53

Information

and control

Person responsible for the first half financial report

I hereby certify that, to the best of my knowledge, and having taken all reasonable precautions to that effect, that the financial statements have been established in conformity with the applicable accounting standards and present an accurate picture of the company’s assets, financial situation and results and of all the companies included in the consolidation scope, and that the first half activity report presents an accurate account of the significant events arising during the first six months of the financial year, their incidence on the first half financial statements and a description of the main risks and uncertainties for the remaining six months of the financial year.

Jean-Cyril Spinetta

Chairman and Chief Executive Officer

54            Activity report April-September, 2007 | Air France-KLM

Information and control

Statutory Auditors’ report on the first half financial information for 2007

Statutory Auditors’ report on the first half financial

information for 2007

This is a free translation into English of the statutory auditors’ review report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity of statutory auditors of Air France-KLM S.A. and in accordance with the requirements of article L. 232-7 of the French Commercial Law (Code de commerce), we hereby report to you on:

•	the review of the accompanying condensed half-year consolidated financial statements of Air France-KLM S.A. for the six month period ended 30 September 2007;

•	the verification of information contained in the half-year management report.

These condensed half-year consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-year consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 — standard of the IFRSs as adopted by the EU applicable to interim financial information.

In accordance with professional standards applicable in France, we have also verified the information given in the half-year management report commenting the condensed half-year consolidated financial statements subject of our review.

We have no matters to report as to its fair presentation and consistency with the condensed half-year consolidated financial statements.

Paris La Défense and Neuilly-sur-Seine, on the 22 November 2007

The Statutory Auditors

French original signed by

KPMG Audit	Deloitte & Associés
Department of KPMG S.A.

Jean-Luc Decornoy	Jean-Paul Vellutini	Pascal Pincemin
Partner	Partner	Partner

Activity report April-September, 2007 | Air France-KLM            55

Notes

56            Activity report April-September, 2007 | Air France-KLM

Document edited by

Air France-KLM’s Financial Communication departement.

Cover: Harrison & Wolf Agency

Interior design and realization:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: November 29, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations